EXHIBIT 99.1

Delta Technology Holdings Limited Provides Update on Trading Status

Company working to have its ordinary shares trade on Nasdaq;

Receives delisting notice from NASDAQ Stock Market concerning publicly traded warrants

Jiangsu, China, November 3, 2014 -- Delta Technology Holdings Limited (“Delta” or “the Company”), (formerly CIS Acquisition Ltd.) (NASDAQ: CISAW) announced today that the Company is working to have its ordinary shares resume trading on Nasdaq. The Company completed its initial business combination on September 19, 2014, and on October 1, 2014, the Company’s Series A Shares ceased trading on Nasdaq.

As a result of its ordinary shares not being traded on Nasdaq, the Company recently received notice from NASDAQ that the Company’s warrants, trading under the symbol “CISAW”, do not comply with NASDAQ Listing Rule 5560(a). As a result and in accordance with NASDAQ Listing Rule 5810(c), Nasdaq determined to delist the Company’s warrants. The Company is appealing the delisting determination.

Chairman and CEO, Mr. Xin Chao, stated, “We are continuing to work with NASDAQ and our legal counsel to return our common stock to active trading as soon as possible. We have worked to keep our shareholders apprised of the current situation and want to thank them for their patience. We expect to be transparent throughout this process, and remain focused on growing in our core operations and executing on our initiatives as a public company.”

About Delta Technology Holdings Ltd.

Founded in 2007, Delta is a leading China-based fine and specialty chemical company producing and distributing organic compound including para-chlorotoluene (“PCT”), ortho-chlorotoluene (“OCT”), PCT/OCT downstream products, unsaturated polyester resin (“UPR”), maleic acid (“MA”) and other by-product chemicals. The end application markets of the Company's products include Automotive, Pharmaceutical, Agrochemical, Dye & Pigments, Aerospace, Ceramics, Coating-Printing, Clean Energy and Food Additives. Delta has approximately 300 employees, 25% of whom are highly-qualified experts and technical personnel. The Company serves more than 380 clients in various industries.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded or followed by or that otherwise include the words "believes," "expects," "anticipates," "intends," "projects," "estimates," "plans," and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in CIS's periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by CIS.

CONTACT INFORMATION

Delta Technology Holdings Ltd.

Richard Yan, Chief Financial Officer

Phone: +86 511-8673-3102 (China)

Email: richard@krcprc.com.cn

INVESTOR RELATIONS

The Equity Group Inc.

Katherine Yao, Associate

+86 10-6587-6435

kyao@equityny.com

Adam Prior, Senior Vice President

(212) 836-9606

aprior@equityny.com